UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated February 8, 2021: Akumin Inc. Announces Pricing of Offering of Additional Senior Secured Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: February 8, 2021	By:	/s/ Matt Cameron
Matt Cameron Senior Vice President and General Counsel